EXHIBIT 10.1

Strategic Supply Agreement

           This Strategic Supply Agreement (this “Agreement”) is entered into as of July 24, 2009 (the “Effective Date”) by and between Abbott Molecular Inc., a Delaware corporation (“Abbott”), and NeoGenomics Laboratories, Inc., a Florida corporation (“NeoGenomics”).

Recitals

           A.           NeoGenomics operates a genetic testing laboratory that offers a variety of diagnostic tests for cancer and other diseases, including tests developed by NeoGenomics and tests developed by others.

           B.           Abbott manufactures and sells certain ASR probes that are useful for analyzing nucleic acids through a process commonly known as FISH.

           C.           NeoGenomics desires to develop and offer a FISH-based test for the diagnosis of melanoma, and to potentially develop and offer diagnostic tests for other cancers.

           D.           NeoGenomics desires to purchase all of its requirements of Products from Abbott, and Abbott desires to supply and sell all of NeoGenomics’ requirements for such Products to NeoGenomics, which NeoGenomics intends to incorporate into its diagnostic test, on the terms and conditions set forth in this Agreement.

           Now, Therefore, in consideration of the promises and the mutual covenants contained herein, the parties agree as follows:

Article 1
Definitions

           “Abbott IVD” means an In-Vitro Diagnostic test for melanoma developed by Abbott for aid in diagnosis of malignant melanoma in skin biopsy specimens (excluding subtyping).

           “Act” shall mean the United States Food, Drug and Cosmetic Act and all regulations promulgated thereunder.

“Affiliate” shall mean any entity which directly or indirectly controls, is controlled by, or is under common control with, another entity. For purposes of this Agreement, an entity shall be deemed to be in control of another entity if the former owns, or the partners of the former own, directly or indirectly, more than fifty percent (50%) of the outstanding voting equity (or other equity or ownership interest in the event that such entity is other than a corporation) of the latter.

           “Agreement” has the meaning set forth in the introductory paragraph.

           “Annual Forecast” has the meaning set forth in Section 3.4(a)(ii).

           “ASR” means analyte specific reagent.

“Base Price” has the meaning set forth in Section 4.1(a).

           “Calendar Quarter” means each three (3) month period during the term of this Agreement which ends, respectively, on March 31, June 30, September 30 and December 31 of each Calendar Year, except for the initial Calendar Quarter of the first Calendar Year, which will begin on the Effective Date and end on September 30, 2009.

           “Calendar Year” shall mean each twelve (12) month period during the term of this Agreement which begins on January 1, and ends on December 31, except for the first Calendar Year which will begin on the Effective Date and end on December 31, 2009.

           “Change of Control” means: (a) the sale of all or substantially all of NeoGenomics’ assets that are used in designing, developing, validating, marketing, selling, performing or billing for the Melanoma LDT to a Third Party in a single transaction or series of related transactions; (b) any merger, consolidation, sale of stock or other transaction that results in any “person” or “group” (each as defined in the Securities Exchange Act of 1934, as amended) either becoming the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of NeoGenomics’ voting securities(or securities converted into or exchangeable for such voting securities) representing fifty percent (50%) or more of the combined voting power of all of NeoGenomics’ voting securities(on a fully diluted basis); or (c) any other event that results, by contract or otherwise, in such person or group obtaining the ability, directly or indirectly, to elect a majority of the board of directors of or otherwise direct the management and policies of NeoGenomics.

           “Change of Control Base Revenue Amount” has the meaning specified in Section 14.4.

“Commencement Date” has the meaning set forth in Section 9.5(b).

“Confidential Information” has the meaning set forth in Section 12.1.

           “Conversion Date” has the meaning set forth in Section 3.4(d).

“Decision Period” has the meaning set forth in Section 9.5.

“Effective Date” has the meaning set forth in the introductory paragraph.

           “Escalated Negotiation Period” has the meaning set forth in Section 9.5.

“Estimated Premium Price” has the meaning set forth in Exhibit E hereto.

           “Evaluation Products” has the meaning set forth in Section 2.1.

           “Exclusive Products” means the ASRs, if any, described in Section 3.2 and identified in Exhibit A as Exclusive Products.

           “Existing Customer Election” has the meaning set forth in Section 3.4(d).

“FDA” shall mean the United States Food and Drug Administration and any successor agency thereto.

           “FISH” means a fluorescent in situ hybridization assay.

           “Initial Annual Forecast” has the meaning set forth in Section 3.4(a)(i).

“Initial Negotiation Period” has the meaning set forth in Section 9.5.

“Intellectual Property” means any and all: (a) methods, techniques, trade secrets, designs, know-how, discoveries, inventions, data, information, documentation, regulatory submissions, formulations, methodologies, processes, specifications, trademarks, trade dress and other intellectual property of any kind (whether or not protected under patent, trademark, copyright or similar law); and (b) trademark registrations, copyrights, United States and foreign patents and patent applications covering or claiming any of the foregoing.

           “IVD Agreement” has the meaning set forth in Section 9.4(c).

           “IVD Opportunity” has the meaning set forth in Section 9.4(b).

“LDT” means a laboratory developed test that is independently designed, developed and validated by a clinical service laboratory.

“Melanoma LDT” means a specific LDT that is anticipated to be independently designed, developed and validated by NeoGenomics using the Products for use as an aid in diagnosing malignant melanoma in skin biopsy specimens (excluding subtyping).

“Model Forecast” has the meaning set forth in Section 3.4(a)(iii).

“Negotiation Period” means the Initial Negotiation Period and the Escalated Negotiation Period.
“Non-Conforming Product” shall have the meaning set forth in Section 7.6.

“Pre-Existing Customer” A customer of NeoGenomics that purchases the Melanoma LDT prior to the Conversion Date.

“Premium Price” has the meaning set forth in Section 4.1(b).

“Products” shall mean the analyte specific reagent probes identified by NeoGenomics and set forth on Exhibit A, including the Exclusive Products.

“Purchase Price” for each unit of Product shall mean the sum of the Base Price and Premium Price applicable for such unit at any given time.

           “Quality Systems and GMP Requirements” shall mean the current and any future quality system and good manufacturing practices regulations under 21 C.F.R. Part 820 to the extent that such regulations are applicable to the Product, as such regulations are promulgated by the FDA. The applicable Quality Systems and GMP Requirements for any lot of Product shall be those regulations in effect when such lot is manufactured for NeoGenomics.

           “Quarterly Forecast” has the meaning set forth in Exhibit E.

           “Quarterly Report” has the meaning set forth in Exhibit E.

“Quarterly Unit Purchases” shall mean the number of units of Products ordered by NeoGenomics and shipped by Abbott pursuant to such order in a given Calendar Quarter, where one (1) unit of Product constitutes the amount of such Product necessary for NeoGenomics to perform the Melanoma LDT for one (1) patient. For purposes of this definition, “unit” refers to one ASR probe at the concentration and volume to be used in the validated Melanoma LDT, which information will be provided to Abbott by NeoGenomics in writing promptly following validation of the Melanoma LDT or any modification of the Melanoma LDT. For example, if NeoGenomics uses four (4) ASR probes designated as Products under this Agreement to perform the Melanoma LDT then such four (4) ASR probes would represent four (4) units of Products.

“SEC” shall mean the United States Securities and Exchange Commission and any successor agency thereto.

“Service Revenue” means the revenue recognized by NeoGenomics related to performing the Melanoma LDT for Third Parties, as calculated in accordance with generally accepted accounting principles and reported by NeoGenomics’ parent company in its financial statements, as filed with the SEC.

“Specifications” shall mean Abbott’s internal manufacturing specifications as well as technical specifications and test protocols relating to the characterization of the Products identified in Exhibit A, which Specifications will be included in Exhibit A when the Products are identified pursuant to Section 2.2 and which may from time to time be amended by written agreement of the parties including but not limited to purchased standard control procedure (pscp) changes or an equivalent document control process.

“Subsequent Annual Forecast” has the meaning set forth in Section 3.4(a).

“Subsequent Development Agreement” has the meaning set forth in Section 9.5(b).

“Termination Date Revenue Amount” has the meaning set forth in Section 14.4(b).

“Threshold Amount” has the meaning set forth in Section 3.4(a)(v).

“Territory” shall mean the United States and Puerto Rico.

“Third Party” shall mean a party other than Abbott or NeoGenomics, or their respective Affiliates.

“Unaudited Report” has the meaning set forth in Section 3.4(a)(iv).

“Unaudited Revenue” has the meaning set forth in Section 3.4(a)(iv).

Article 2
Product Identification

2.1           Evaluation Products. Abbott will supply NeoGenomics with Abbott’s ASRs that may be requested from time to time by NeoGenomics for purposes of NeoGenomics’ evaluation and determination as to which ASRs to include in its Melanoma LDT, and for design, development and validation of the Melanoma LDT (“Evaluation Products”). Abbott will supply NeoGenomics with Evaluation Products in quantities that are reasonably sufficient for evaluating the ASRs and designing, developing and validating the Melanoma LDT. NeoGenomics shall not use the Evaluation Products for any other purposes. Unless otherwise directed by Abbott, NeoGenomics will destroy any unused quantities of Evaluation Products. NeoGenomics will not bill or seek reimbursement from any Third Party payor for Evaluation Products.

2.2           Product Identification. As promptly as reasonably practicable, but within one hundred twenty (120) days after the Effective Date, NeoGenomics will determine which ASRs it desires to purchase under this Agreement for inclusion in its Melanoma LDT. Once the ASRs are identified and agreed upon in writing by the parties, Exhibit A will be modified (without necessitating an amendment to this Agreement) to include such ASRs and their Specifications, and such ASRs will thereafter constitute the Products for purposes of this Agreement. Notwithstanding the foregoing, if, during the term of this Agreement, Abbott develops new ASRs utilizing in situ hybridization to a chromosomal target that Abbott reasonably believes may be of interest to NeoGenomics for use with the Melanoma LDT or a successor thereto, Abbott will notify NeoGenomics in writing of such new products with a description of each such product and exclusively offer to NeoGenomics the right to evaluate such products for a period of one hundred eighty (180) days from the date of such written notice for possible inclusion in the Melanoma LDT or a successor thereto. In the event that NeoGenomics decides during such evaluation period that any such new product would be appropriate to include in its Melanoma LDT or any successor thereto, and so notifies Abbott in writing, then Exhibit A will be further modified (without necessitating an amendment to this Agreement) to include such new product and its specifications, and thereafter such new product will be included in the definition of Exclusive Products for the purposes of this Agreement. If NeoGenomics elects not to use the new product in the Melanoma LDT or a successor thereto, it shall not constitute a Product for purposes of this Agreement and NeoGenomics shall have no rights with respect thereto.

2.3           Non-Abbott ASRs. The parties acknowledge and agree that NeoGenomics will be free to identify which ASRs it desires to include in the Melanoma LDT, and that it may include ASRs that are not currently manufactured by Abbott. If NeoGenomics elects to include in its Melanoma LDT one or more ASRs that are not currently manufactured by Abbott, it will so notify Abbott, and Abbott may elect to manufacture the ASR and supply it to NeoGenomics as a Product under this Agreement. If Abbott chooses not to manufacture the ASR, Abbott and NeoGenomics will negotiate in good faith to determine whether: (a) Abbott will obtain the ASR from a Third Party and supply it to NeoGenomics as a Product under this Agreement; or (b) NeoGenomics will obtain the ASR directly from a Third Party that is reasonably acceptable to Abbott and that has a valid license from Abbott to manufacture the ASR, if applicable. If none of the ASRs selected by NeoGenomics are manufactured by Abbott at the time of the initial selection of such ASRs for inclusion in the Melanoma LDT by NeoGenomics, and Abbott elects not to manufacture any of such ASRs selected by NeoGenomics so that no ASRs have been identified as Products pursuant to Section 2.2 within the time periods permitted therein, and the parties are unable to reach a mutually acceptable alternative arrangement, then Abbott may terminate this Agreement upon thirty (30) days prior written notice to NeoGenomics without further obligation or liability. Abbott represents and warrants that, as of the Effective Date, it currently manufactures all of the ASRs previously disclosed to NeoGenomics or listed in any Abbott product catalog that is current as of the Effective Date.

Article 3
Supply Terms

3.1           Supply. During the term of this Agreement, and subject to the terms and conditions contained herein, NeoGenomics shall purchase all of its requirements of the Products from Abbott, and Abbott shall supply, or shall cause its Affiliates to supply, to NeoGenomics such quantities of the Products as may be ordered by NeoGenomics hereunder. Except for Abbott’s failure to supply Products as described in Section 5.5, NeoGenomics will not obtain from any Third Party, or manufacture for itself, any Products (or other ASRs that are substantially similar to the Products).

3.2           Exclusivity. If, pursuant to Section 2.2, NeoGenomics identifies for inclusion in the Melanoma LDT one or more ASRs that are not currently marketed or sold commercially by Abbott as individual stand-alone products, each such ASR will be designated as an “Exclusive Product” and will be so identified on Exhibit A. Abbott will supply the Exclusive Product(s) to NeoGenomics exclusively in the Territory and, subject to Section 3.3(b) below, Abbott will not sell the Exclusive Products to any Third Party in the Territory. Any Products that are not expressly designated in Exhibit A as Exclusive Products shall be supplied to NeoGenomics on a non-exclusive basis. Abbott will use commercially reasonable efforts to ensure that any Products that are sold by Abbott to customers outside the Territory will be subject to restrictions prohibiting the further resale or distribution of such Products in the Territory.  For the avoidance of doubt, once an ASR has been identified as an “Exclusive Product” on Exhibit A it shall not cease to be an Exclusive Product due to the marketing or sale of such ASR by Abbott outside the Territory.

3.3           Exclusivity Exceptions.

(a)           Abbott may sell Exclusive Products to Third Parties outside the Territory; provided, that Abbott will use commercially reasonable efforts to ensure that such Exclusive Products are not resold or distributed in the Territory.

(b)           Abbott may supply Exclusive Products to the academic collaborators identified in Exhibit B in quantities sufficient for the collaborators’ research and development purposes. In addition, Abbott may supply the identified academic collaborators, in the aggregate, with quantities of Exclusive Products sufficient to perform no more than one thousand two hundred (1,200) patient tests per Calendar Year (increasing six percent (6%) per Calendar Year).

3.4           Maintenance of Exclusivity.

(a)           Annual Forecast and Review.

(i)           At least ninety (90) days prior to the end of the 2010 Calendar Year, NeoGenomics will provide to Abbott a written reasonable good faith forecast of the Service Revenue it expects to realize in each of the following two (2) Calendar Years from sales of the Melanoma LDT (the “Initial Annual Forecast”). If Abbott does not object to the Initial Annual Forecast within forty-five (45) days of its receipt of the Initial Annual Forecast, it shall be deemed accepted by Abbott. If Abbott objects to the Initial Annual Forecast within such forty-five (45) day period, the parties will negotiate in good faith to develop an Initial Annual Forecast that is mutually acceptable to both parties, subject to subparagraph (iii) below. If the parties are unable to agree upon a mutually acceptable Initial Annual Forecast within fifteen (15) days after beginning negotiations, the matter will be escalated to the President of NeoGenomics (currently Robert Gasparini) and the President of Abbott (currently Stafford O’Kelly) for resolution, and if such individuals are unable to agree upon a mutually acceptable Initial Annual Forecast within an additional fifteen (15) days, the matter will be resolved in accordance with Section 15.11.

(ii)          At least ninety (90) days prior to the end of the 2012 Calendar Year and at least ninety (90) days prior to the end of each third Calendar Year thereafter during the term of this Agreement (i.e., 2015, 2018, etc.), NeoGenomics will provide to Abbott a written reasonable good faith forecast of the Service Revenue it expects to realize in each of the following three (3) Calendar Years from sales of the Melanoma LDT (each, a “Subsequent Annual Forecast” and together with the Initial Annual Forecast, the “Annual Forecast”). If Abbott does not object to a Subsequent Annual Forecast within forty-five (45) days of its receipt of such Subsequent Annual Forecast, it shall be deemed accepted by Abbott. If Abbott objects to a Subsequent Annual Forecast within such forty-five (45) day period, the parties will negotiate in good faith to develop a Subsequent Annual Forecast that is mutually acceptable to both parties, subject to subparagraph (iii) below; provided however, that unless otherwise mutually agreed by the parties:

(A)
if NeoGenomics’ maintains exclusivity pursuant to Section 3.4(b), then the Service Revenue projected in each Calendar Year forecast included within the applicable Subsequent Annual Forecast shall not be lower than the actual Service Revenue realized by NeoGenomics in the last Calendar Year of the immediately preceding forecast period; or

(B)
if NeoGenomics does not maintain exclusivity pursuant to Section 3.4(b) and Abbott does not convert this Agreement to a non-exclusive agreement pursuant to Section 3.4(c), then the Service Revenue projected in each Calendar Year forecast included within the applicable Subsequent Annual Forecast shall not be lower than the actual Service Revenue realized by NeoGenomics in the last Calendar Year of the immediately preceding forecast period, divided by seventy-five one hundredths (0.75).

If the parties are unable to agree upon a mutually acceptable Subsequent Annual Forecast within fifteen (15) days after beginning negotiations, the matter will be escalated to the President of NeoGenomics (currently Robert Gasparini) and the President of Abbott (currently Stafford O’Kelly) for resolution, and if such individuals are unable to agree upon a mutually acceptable Subsequent Annual Forecast within an additional fifteen (15) days, the matter will be resolved in accordance with Section 15.11.

(iii)         Notwithstanding anything in this Agreement to the contrary, unless otherwise expressly agreed by both parties, neither the Initial Annual Forecast nor any Subsequent Annual Forecast will be (A) higher than the model forecast for the corresponding Calendar Year(s) as shown in the model forecast attached hereto as Exhibit C (the “Model Forecast”) or (B) so long as Abbott has not exercised its rights pursuant to Section 3.4(c) hereof to convert NeoGenomics to a non-exclusive arrangement, lower than thirty-five percent (35%) of the model forecast for the corresponding Calendar Year as shown in the Model Forecast.

(iv)        NeoGenomics hereby agrees that it will hire the number of sales people, make the marketing expenditures and otherwise make the commercial investments that NeoGenomics reasonably believes are necessary to achieve each Annual Forecast. NeoGenomics and Abbott agree to meet periodically to review and discuss NeoGenomics’ sales and marketing activities with respect to the Melanoma LDT.

(v)          On or before February 15, 2012, and thereafter as soon as figures are available, but in no event more than forty-five (45) days, after the end of each Calendar Year during the term of this Agreement, NeoGenomics will provide Abbott with a written report showing NeoGenomics’ revenue related to performing the Melanoma LDT for Third Parties, as calculated in accordance with generally accepted accounting principles (the “Unaudited Revenue”), during the previous Calendar Year, which the parties acknowledge shall be based on unaudited financial information for such Calendar Year (the “Unaudited Report”). Within ninety (90) days after the end of such Calendar Year during the term of this Agreement, NeoGenomics will provide Abbott with a written report showing its Service Revenue during the previous Calendar Year (the “Audited Report”), but only if the Service Revenue in the Audited Report would differ from NeoGenomics’ Unaudited Revenue as reported in the Unaudited Report. If the Unaudited Report shows that NeoGenomics’ Unaudited Revenue during the previous Calendar Year was less than ninety percent (90%) of the applicable Threshold Amount (as defined below), then the Unaudited Revenue will constitute the Service Revenue for such Calendar Year for purposes of determining whether Abbott may exercise its rights under Section 3.4(c) or Section 3.4(d), as applicable. If the Unaudited Report shows that NeoGenomics’ Unaudited Revenue during the previous Calendar Year is equal to or greater than 90% of the applicable Threshold Amount, then the parties will wait until the Audited Report is issued and the actual Service Revenue, as reported in the Audited Report, will be used for purposes of determining whether Abbott may exercise its rights under Section 3.4(c) or Section 3.4(d), as applicable. As used in this paragraph: (A) If Abbott has not exercised its rights pursuant to Section 3.4(c) or Section 3.4(d), the “Threshold Amount” is the amount of Service Revenue that NeoGenomics must realize in a given Calendar Year in order to maintain exclusivity pursuant to Section 3.4(b); or (B) if Abbott has exercised its rights pursuant to Section 3.4(c), the “Threshold Amount” means the amount of Service Revenue that NeoGenomics must realize in a given Calendar Year in order to avoid Abbott having the right to make the Existing Customer Election pursuant to Section 3.4(d).

(b)           Maintenance of Exclusivity. Beginning with Calendar Year 2011, if NeoGenomics’ Service Revenue in a Calendar Year equals or exceeds seventy-five percent (75%) of the Service Revenue forecasted in the Annual Forecast for such Calendar Year, then NeoGenomics will retain the right to purchase the Exclusive Products from Abbott on an exclusive basis pursuant to Section 3.2.

(c)           Conversion to Non-Exclusivity. Beginning with Calendar Year 2011, if NeoGenomics’ Service Revenue in a Calendar Year is less than seventy-five percent (75%) but at least thirty-five percent (35%) of the Service Revenue forecasted in the Annual Forecast for such Calendar Year, then Abbott may, in its discretion, upon written notice to NeoGenomics within ninety (90) days following NeoGenomics’ submission of a written report showing the previous year’s Service Revenue to Abbott, irrevocably discontinue selling the Exclusive Products to NeoGenomics on an exclusive basis and begin selling them to NeoGenomics on a non-exclusive basis. In such event, the Exclusive Products will cease being Exclusive Products for purposes of this Agreement and Abbott will be free to sell any Products, including the Exclusive Products, to one or more of its Affiliates or Third Parties for any purpose; provided, however, that before exercising its right to convert NeoGenomics to a non-exclusive arrangement, Abbott will first consult with NeoGenomics regarding the reasons for the Service Revenue shortfall and will consider in good faith a reasonable modification to the Annual Forecast to permit NeoGenomics to maintain exclusivity; provided, further, that Abbott will have no obligation to agree to such a modification. Abbott agrees that to the extent it does not exercise its rights under this Section 3.4(c) within ninety (90) days of being notified of NeoGenomics’ Service Revenue for the previous Calendar Year, then Abbott will be deemed to have waived its right to convert this Agreement to a non-exclusive agreement as a result of any shortfalls in Service Revenue for such Calendar Year.

(d)           Existing Customer Election. If (i) NeoGenomics’ Service Revenue in a Calendar Year is less than thirty-five percent (35%) of the Service Revenue forecasted in the Annual Forecast for such Calendar Year (if Abbott has not converted this Agreement to a non-exclusive agreement pursuant to Section 3.4(c)); or (ii) NeoGenomics’ Service Revenue in a Calendar Year is less than forty-five percent (45%) of the Service Revenue forecasted in the Annual Forecast for such Calendar Year (if Abbott has converted this Agreement to a non-exclusive agreement pursuant to Section 3.4(c)); then, in either such event, Abbott may, in its discretion, upon written notice to NeoGenomics within nine (9) months following NeoGenomics submission of a written report showing the previous Calendar Year’s Service Revenue to Abbott (the date which is thirty (30 days after NeoGenomics’ receipt of such notice being the “Conversion Date”), elect to sell the Exclusive Products to NeoGenomics only to the extent necessary for NeoGenomics to service its Pre-Existing Customers (the “Existing Customer Election”); provided, however, that before making such election, Abbott will first consult with NeoGenomics regarding the reasons for the Service Revenue shortfall and will consider in good faith a reasonable modification to the Annual Forecast to permit NeoGenomics to continue to purchase the Exclusive Products on the non-excusive basis set forth under Section 3.4(c); provided, further, that Abbott will have no obligation to agree to such a modification. From and after the Conversion Date, NeoGenomics will have no right to purchase, and Abbott will have no obligation to sell, Products in excess of the quantities necessary for NeoGenomics to provide the Melanoma LDT to its Pre-Existing Customers (including increases in volume requested by Pre-Existing Customers). Upon reasonable prior written notice, Abbott’s independent third party accounting firm, at Abbott’s expense, will have the right to audit NeoGenomics’ books and records (but no more than once every twelve (12) months and only at reasonable times and under reasonable conditions) to verify that Products sold to NeoGenomics are being used solely to service Pre-Existing Customers. Prior to any such audit, Abbott’s independent third party accounting firm shall be required to execute a separate confidentiality agreement with NeoGenomics, in form and substance reasonably acceptable to NeoGenomics, that, among other things, shall prohibit such accounting firm from disclosing the identities of any of NeoGenomics’ customers to Abbott, any Affiliate of Abbott or any Third Party. If NeoGenomics intentionally and materially exceeds its rights under this Section 3.4(d), Abbott shall have the right to terminate this Agreement pursuant to Section 14.2. Abbott agrees that if it does not make the Existing Customer Election within nine (9) months of being notified of NeoGenomics’ Service Revenue for the previous Calendar Year, then Abbott will be deemed to have waived its right to make the Existing Customer Election for such Calendar Year.

(e)           Lowest Price.

(i)           If Abbott converts this Agreement to a non-exclusive agreement pursuant to Section 3.4(c), Abbott will continue to sell the Products to NeoGenomics on the terms and conditions set forth in this Agreement, except for terms related to exclusivity; provided, however, that if, following such conversion, Abbott sells Products to any Third Party (other than academic collaborators) for a price that is lower than the Purchase Price payable by NeoGenomics hereunder, then NeoGenomics will be entitled to such lower price for all quantities of such Products delivered to it for as long as such lower price is effective for any other buyer; provided, further, that, if the lower price payable by a Third Party is based on tiered pricing or other volume discount, NeoGenomics will be required to commit to at least the same purchase volume as the Third Party in order to be entitled to the lower price.

(ii)          If Abbot makes the Existing Customer Election pursuant to Section 3.4(d), Abbott will continue to sell the Products to NeoGenomics on the terms and conditions set forth in this Agreement, except for terms related to exclusivity and subject to the limitations set forth in Section 3.4(d); provided, however, that if, following such election, Abbott sells Products to any Third Party (other than academic collaborators) for a price that is lower than the Purchase Price payable by NeoGenomics hereunder, then NeoGenomics will be entitled to purchase the Products for a price that is one hundred ten percent (110%) of such lower price for all quantities of such Products delivered to it for so long as such lower price is effective for any other buyer; provided, further, that, if the lower price payable by a Third Party is based on tiered pricing or other volume discount, NeoGenomics will be required to commit to at least the same purchase volume as the Third Party in order to be entitled to the lower price.

(f)           Changes to Annual Forecast. If (i) Abbott converts this Agreement to a non-exclusive agreement pursuant to Section 3.4(c); (ii) the average national reimbursement rate for automated FISH testing using CPT Code 88367 declines by greater than five percent (5.0%) from one Calendar Year to the next; (iii) a Third Party begins marketing an LDT incorporating any of the Products that is reasonably anticipated to compete in a material way with the Melanoma LDT; or (iv) Abbott is successful in developing and obtaining FDA approval or clearance for the Abbott IVD; then Abbott and NeoGenomics will negotiate in good faith to revise the Annual Forecast currently in effect pursuant to Section 3.4(a) and/or the performance thresholds set forth in Sections 3.4(b), 3.4(c) and 3.4(d) to reflect the anticipated impact of such event on NeoGenomics’ Service Revenue. If Abbott makes the Existing Customer Election, then NeoGenomics will no longer be required to provide Annual Forecasts pursuant to this Section 3.4, but will still comply with the forecasting and ordering procedures set forth in Article 5.

(g)           Examples. Examples illustrating the potential application of the provisions set forth in this Section 3.4 under various scenarios are attached hereto as Exhibit D. Such examples are provided for illustrative purposes only and are not binding on either party.

3.5           Sole Remedies. The rights to convert this Agreement to a non-exclusive agreement, or to make the Existing Customer Election, pursuant to Sections 3.4(c) and 3.4(d) above shall constitute Abbott’s sole and exclusive remedies with respect to NeoGenomics’ failure to meet the Service Revenue levels forecasted in the Annual Forecast, except to the extent such failure is due to NeoGenomics’ fraud or willful misconduct.

3.6           Compliance. Products manufactured by Abbott for NeoGenomics under this Agreement shall be manufactured and tested by Abbott in accordance with the Specifications, Quality System and GMP Requirements, and all applicable national, state and local laws, regulations and guidelines.

3.7           Specifications. The Specifications for the Products will be included in Exhibit A when the Products are identified pursuant to Section 2.2. The parties may from time to time amend said Specifications for any Product by mutual written agreement; provided, that if Abbott is required by applicable law, rule or regulation to modify the Products or the Specifications, it will be free to do so, but will provide NeoGenomics with as much advance notice of such modification as practicable under the circumstances. In the event that an amendment to the Specifications for a Product affects the price for such Product, the parties shall, prior to amending the Specifications, agree in writing upon any price adjustments and ordering and delivery schedules for such Product.

3.8           Use of Products. NeoGenomics will not: (a) resell or distribute any Evaluation Products or Products obtained from Abbott under this Agreement to any Third Party; (b) use any Evaluation Products or Products past their stated expiration date; (c) use any Evaluation Products in any manner inconsistent with their intended use; or (d) use any Evaluation Products or Products outside the Territory.

3.9           Books and Records; Audit Rights. NeoGenomics will keep books and records that accurately show the Service Revenue. Such books and records shall be preserved for three (3) years from the last day of each Calendar Year in which such Service Revenue was realized and shall be open to audit by an independent accounting firm reasonably acceptable to NeoGenomics and Abbott, no more frequently than once in any twelve (12) month period, at reasonable times and under reasonable conditions and upon at least thirty (30) days prior written notice to NeoGenomics. All information contained in NeoGenomics’ books and records shall constitute Confidential Information for purposes of Article 12 of this Agreement and the independent accounting firm will be required to execute a separate confidentiality agreement reasonably acceptable to NeoGenomics that, among other things, shall prohibit such accounting firm from disclosing the identities of any of NeoGenomics’ customers to Abbott, any Affiliate of Abbott or any Third Party. Abbott will use the reports of the independent accounting firm only for the purpose of verifying NeoGenomics’ Service Revenue for the applicable period. Once audited, the books and record shall be closed for the applicable Calendar Year(s) and may not be audited again pursuant to this Section 3.9. The costs of such an audit shall be borne by Abbott; provided, however, that, if such audit determines that the Service Revenue reported by NeoGenomics for the audited Calendar Year(s) is at least ten percent (10%) more than the Service Revenue determined by the auditor for such Calendar Year(s), then NeoGenomics will promptly reimburse Abbott for the costs of such audit. Abbott’s right to audit a specific Calendar Year will terminate three (3) years after the last day of such Calendar Year.

Article 4
Purchase Price And Terms

4.1           Purchase Price. The purchase price (“Purchase Price”) for the Products shall consist of a base component and a premium component.

(a)           Base Purchase Price. The base component of the Purchase Price (the “Base Price”) shall be as set forth on Exhibit E hereto.

(b)           Premium Purchase Price. The premium component of the Purchase Price (the “Premium Price”) shall be as set forth on Exhibit E hereto.

(c)           Books and Records; Audit Rights. NeoGenomics will keep books and records that accurately show the Quarterly Unit Purchases. Such books and records shall be preserved for three (3) years from the last day of each Calendar Quarter in which such Quarterly Unit Purchases were made and shall be open to audit by an independent accounting firm reasonably acceptable to NeoGenomics and Abbott, no more frequently than once in any twelve (12) month period, at reasonable times and under reasonable conditions and upon at least thirty (30) days prior written notice to NeoGenomics. All information contained in NeoGenomics’ books and records shall constitute Confidential Information for purposes of Article 12 of this Agreement and the independent accounting firm will be required to execute a separate confidentiality agreement reasonably acceptable to NeoGenomics that, among other things, shall prohibit such accounting firm from disclosing the identities of any of NeoGenomics’ customers to Abbott, any Affiliate of Abbott or any Third Party. Abbott will use the reports of the independent accounting firm only for the purpose of determining the accuracy of the Quarterly Reports and ensuring proper payment of the Premium Price. Once audited, the Quarterly Reports and the Premium Price payments shall be closed for the applicable Calendar Quarter(s) and may not be audited again. Except as provided below, within sixty (60) days after notice from Abbott following completion of the independent accounting firm’s audit covering a given Calendar Quarter, NeoGenomics will pay to Abbott the amount of any Premium Price determined by such audit to be outstanding. The costs of such an audit shall be borne by Abbott; provided, however, that, if such audit determines that the aggregate Premium Price paid by NeoGenomics for the audited Calendar Quarter(s) to be at least ten percent (10%) less than the Premium Price determined by the auditor to be due and payable, then NeoGenomics will promptly reimburse Abbott for the costs of such audit. If such audit determines that NeoGenomics overpaid the amount of Premium Price otherwise determined by the auditor to be due and payable for the audited Calendar Quarter(s), then Abbott will credit the amount of such overpayment to NeoGenomics against future amounts payable by NeoGenomics under this Agreement. Abbott’s right to audit a specific Calendar Quarter or the Premium Price payments owed with respect thereto, will terminate three (3) years after Abbott’s receipt of the Quarterly Report relating to such Calendar Quarter.

4.2           Evaluation Products. Abbott shall provide NeoGenomics with reasonable quantities of Evaluation Products at no cost to NeoGenomics.

Article 5

 Orders And Forecasting

5.1           Forecasting and Ordering. Within thirty (30) days following identification of the Products in Exhibit A, NeoGenomics shall provide Abbott with a written good faith forecast for quantities of Products required by NeoGenomics for the subsequent twelve (12) month period. The forecast shall be a rolling annual forecast and it shall be updated by NeoGenomics at least ten (10) days before the end of each Calendar Quarter and shall provide NeoGenomics’ forecasted requirements of Products for the subsequent twelve (12) month period. The first three (3) months of each such forecast shall constitute a firm purchase order for Products. The last nine (9) months of each forecast shall not be binding on either party and shall be used for planning purposes and safety stock building. In any Calendar Year, NeoGenomics will not issue a forecast for, or order, a greater quantity of Products than NeoGenomics reasonably believes will be necessary to fulfill its anticipated needs for the Melanoma LDT during such Calendar Year. If Abbott reasonably believes that NeoGenomics has ordered Products in excess of the foregoing limitation, Abbott reserves the right to adjust the applicable purchase order to withhold shipment of such excess quantities.

5.2           Purchase Orders. Firm purchase orders shall be placed at the end of each Calendar Quarter detailing the exact quantities of Product which NeoGenomics requires to be delivered in the following Calendar Quarter, consistent with the forecast provided pursuant to Section 5.1. Orders shall be placed upon NeoGenomics’ purchase order forms, specifying quantities of Products ordered and the initial requested delivery dates, which will be no less than three (3) days after Abbott’s receipt of the purchase order. NeoGenomics will not be required to specify all delivery dates for the entire Calendar Quarter on each such advance purchase order, but rather only those delivery dates reasonably anticipated to meet NeoGenomics’ needs for the first thirty (30) days of such Calendar Quarter. For all other delivery dates during the Calendar Quarter, NeoGenomics will give Abbott at least two (2) days written notice before any such requested delivery date; provided, however, that NeoGenomics will not specify such subsequent delivery dates more frequently than two (2) times per month during the remainder of the Calendar Quarter. In all other respects, the obligations and rights of the parties shall be governed by the terms and conditions of this Agreement. None of the general terms and conditions set forth in any purchase order form used by NeoGenomics or any acknowledgement form used by Abbott shall be applicable. If, as of the last day of any Calendar Quarter, NeoGenomics has not specified delivery dates for all of the Products ordered pursuant to its firm purchase order for such Calendar Quarter, as placed pursuant to this Section 5.2, then Abbott may ship the remaining undelivered quantities of Products specified in such purchase order to NeoGenomics during the fifteen (15) day period after such Calendar Quarter, and Abbott may invoice NeoGenomics for such shipped Products pursuant to Section 6.2.

5.3           Excess Quantities. If NeoGenomics orders quantities of Product in any Calendar Quarter in excess of one hundred ten percent (110%) of the quantities set forth in the applicable forecast for such Calendar Quarter, Abbott will first supply such excess quantities from the safety stock established pursuant to Section 5.4 below. To the extent the excess quantities ordered by NeoGenomics exceed the safety stock, Abbott will not be obligated to supply the excess quantities, but Abbott will use commercially reasonable efforts to supply such excess quantities within thirty (30) days after its receipt of the applicable purchase order(s).

5.4           Safety Stock. Within sixty (60) days after the Effective Date, Abbott will establish and at all times during the term of this Agreement maintain a safety stock of Products exclusively available to NeoGenomics in quantities sufficient to satisfy NeoGenomics’ requirements for Products for the succeeding sixty (60) days based on NeoGenomics’ most recent Quarterly Forecast. Deliveries by Abbott to NeoGenomics of Products may be taken from the safety stock. Abbott’s safety stock shall be rotated with its regular inventory of Products to maintain shelf life. Abbott shall keep NeoGenomics reasonably informed of the level of safety stock. If the safety stock drops below a sixty (60) day supply, Abbott will use commercially reasonable efforts to replenish the safety stock as quickly as practicable. In the event that Abbott terminates this Agreement pursuant to Section 14.2, Section 14.3 or Section 14.4, NeoGenomics will be obligated to purchase the unsold portion of said safety stock from Abbott at the price in effect as of the effective date of termination of this Agreement, provided such safety stock Products comply with the then current Specifications.

5.5           Failure to Supply; Resumption. In the event that Abbott fails or will fail, for any reason (including an event of force majeure), to supply a Product in accordance with the quantities and/or delivery dates specified by NeoGenomics in a firm purchase order, and before exhausting the safety stock of such Product, Abbott will promptly notify NeoGenomics and shall have a period of forty five (45) days to cure such failure. During such forty-five (45) day cure period, if Abbott is able to supply some but not all of its other customers’ demands and elects to do so, then NeoGenomics may require Abbott to equitably allocate its manufacturing capacity among NeoGenomics’ requirements for Products and all other customers’ demands (based on relative percentages of total sales for the three (3) months immediately preceding the onset of Abbott’s failure). If Abbott’s failure to timely supply continues, or is reasonably expected to continue, for more than forty-five (45) days, NeoGenomics may, at its discretion and upon written notice to Abbott: (a) continue to receive an allocated portion of the quantities of Products; (b) require Abbott to supply the undelivered Products at a future date agreed upon by the parties in writing; or (c) obtain the quantity of Products that Abbott is unable to supply from a Third Party mutually agreed upon by the parties and who has a valid license from Abbott to manufacture the Products. If NeoGenomics chooses clause (c) and no Third Party has such a license for the Products, Abbott agrees that it will use its commercially reasonable efforts to negotiate such a license as expeditiously as practicable and that it will not unreasonably withhold granting such a license in order that NeoGenomics can continue to receive Products without interruption. For avoidance of doubt, notwithstanding the foregoing, Abbott will have no obligation to grant a license to a Third Party on commercially unreasonable terms or if granting such a license would result in any material adverse consequences to Abbott under any agreement between Abbott and any of its licensors. NeoGenomics shall have the right to adjust the Annual Forecast under Article 3 of this Agreement in the event Abbott is unable to supply a Product in accordance with the quantities or delivery dates specified by NeoGenomics in a firm purchase order. If NeoGenomics elects under clause (c) above to obtain Products from a Third Party, and Abbott is thereafter able to demonstrate, to NeoGenomics’ reasonable satisfaction, that Abbott is again able to consistently supply such Products to NeoGenomics, then NeoGenomics will resume purchasing the Products from Abbott for the remainder of the term of this Agreement within ninety (90) days after Abbott’s demonstrated capabilities to resume supply; provided, that such time period will be extended to the extent of NeoGenomics’ pre-existing contractual purchase commitments with the Third Party (if any), but not to exceed an additional one hundred eighty (180) days.

Article 6
 Delivery And Invoicing

6.1           Delivery Terms. Abbott will ship Products ordered by NeoGenomics, FCA (Incoterms 2000), Abbott’s manufacturing facility, in accordance with the quantities, delivery dates, and delivery and shipping instructions specified in NeoGenomics’ purchase orders. If the carrier noted on the purchase order is not available, or if the purchase order does not designate a carrier, then Abbott shall contact NeoGenomics for instructions regarding the mode of shipment. Unless otherwise directed by NeoGenomics, Abbott will obtain insurance for all shipments of Products, at NeoGenomics’ expense. Abbott’s responsibility shall be to deposit the ordered Products with the designated carrier within the shipping periods specified, and Abbott shall not be liable for late delivery if so accomplished. Title and risk of loss shall pass to NeoGenomics upon delivery to the designated carrier for shipment. Abbott will inform the carrier of any temperature, pressure or other special storage or handling instructions for the Products.

6.2            Invoices and Payment. Abbott shall invoice NeoGenomics for Products (and shipping and insurance costs) upon shipment of the Products ordered by NeoGenomics. Such invoices shall be paid in full within thirty (30) days of the date such invoice is received by NeoGenomics. All payments hereunder shall be sent via check or wire transfer as follows:

If by check:

Abbott Laboratories Inc.
75 Remittance Drive Suite #6809
Chicago, IL 60675-6809

If by wire transfer:

Northern Trust Company
Chicago, Illinois
ABA: 071000152
Swift Code: CNORUS44
Acct Name: Abbott Molecular Inc.
Acct Number: 31599333

6.3           Currency. All invoices under this Agreement shall be stated and paid in United States dollars.

6.4           Taxation. The prices quoted herein do not include the costs of any taxes, licenses, permits, fees or tariffs which may be levied by any government or governmental agency on the sale or transport of Products. Any such taxes, licenses, permits, fees or tariffs which are paid by Abbott (excluding taxes on Abbott’s net income) shall be included in the invoices issued to NeoGenomics.

Article 7
 Manufacturing And Quality Assurance

7.1           Manufacture. Abbott shall manufacture the Products in accordance with: (a) the Specifications; (b) applicable Quality Systems and GMP Requirements; and (c) all pertinent rules and regulations of the FDA, as the same may be amended from time to time.

7.2           Testing. Abbott shall test or cause to be tested each lot of Product in accordance with standard operating procedures to be set forth in Exhibit F upon identification of the Products pursuant to Section 2.2 (“Release Testing”).

7.3           Certificate of Analysis. Abbott will deliver all Products with a certificate of analysis (“CoA”) verifying their compliance with the current Specifications. The CoA will be lot specific and conform to the requirements in the Specifications. The CoA must show a summary of the physical inspection, Release Testing, and performance testing results, and have Abbott’s quality representative’s signature and date of approval. Abbott will send a CoA to NeoGenomics with each delivery of Products. NeoGenomics is entitled to rely on such CoA for all purposes of this Agreement. Nothing in this Agreement shall be construed to require NeoGenomics to perform any incoming testing, analytical or otherwise, on any Products received from Abbott.

7.4           Product Dating. Each Product shall have at least twelve (12) months of remaining shelf life on the date of delivery to NeoGenomics’ designated carrier.

7.5           Manufacturing Site. During the term of this Agreement, Abbott shall manufacture Product using Abbott’s facilities located in Des Plaines, Illinois, or wherever Abbott may relocate its manufacturing facilities; provided, however, Abbott must give at least ninety (90) days prior written notice to NeoGenomics of any such relocation. Abbott’s new facility shall be subject to one (1) additional site inspection by NeoGenomics quality assurance personnel, in accordance with Section 8.2, and Abbott shall use commercially reasonable efforts to have the new manufacturing site become acceptable to NeoGenomics’ quality policies within nine (9) months of relocating Product manufacture.

7.6           Non-Conforming Product. Within forty-five (45) days of NeoGenomics’ receipt thereof, NeoGenomics may reject any Product supplied hereunder which does not conform to the Specifications (“Non-Conforming Product”), provided that such Non-Conforming Product has not become non-conforming due to any failure by NeoGenomics or its agents or representatives to handle, maintain or store such Product as required by the labeling or the Specifications. NeoGenomics shall provide written notice to Abbott specifying the reason for such rejection. If NeoGenomics does not reject any Product supplied hereunder within forty-five (45) days of NeoGenomics’ receipt thereof, the Product shall be considered accepted, and all claims with respect to Product not conforming with Specifications shall be deemed waived by NeoGenomics, except as to latent defects which are not reasonably discoverable within such forty-five (45) day period. At the request and expense of Abbott, NeoGenomics shall return the defective Product, or a representative sample thereof, to Abbott for testing. Should such test results reasonably confirm the Product is a Non-Conforming Product, as promptly as practicable (but in no event more than thirty (30) days) after such determination, Abbott shall send conforming replacement Products to NeoGenomics at no cost to NeoGenomics. At Abbott’s direction, NeoGenomics will either return all Non-Conforming Products to Abbott’s facilities, at Abbott’s expense, or destroy all Non-Conforming Products and certify such destruction in writing.

7.7           Product Retains. Abbott will provide, at no additional charge, three (3) samples of each lot of Products supplied to NeoGenomics under this Agreement, and NeoGenomics will retain such samples for at least one (1) year beyond the expiration date of such lot. In the event of a dispute regarding any Non-Conforming Product that Abbott and NeoGenomics are unable to resolve in a timely manner, a sample of the alleged Non-Conforming Product and two (2) of the retained samples from such lot of such Product, along with a reference batch which has previously been accepted by NeoGenomics as conforming to the Specifications, together with the testing methodologies agreed upon by the parties, shall be submitted by NeoGenomics to an independent laboratory reasonably acceptable to both parties for testing against the Specifications. The laboratory’s determination of the Product’s conformance or non-conformance to the Specifications shall be binding upon the parties. If the laboratory determines that the Product is conforming, NeoGenomics will pay all independent laboratory costs, as well as any shipping costs incurred by Abbott in connection with the laboratory’s determination. If the laboratory determines that the Product is non-conforming, Abbott will pay all independent laboratory costs, as well as any shipping costs incurred by NeoGenomics in connection with the laboratory’s determination.

7.8           Quality System. Abbott will maintain a quality system to ensure that the Products are manufactured in accordance with: (a) applicable Quality Systems and GMP Requirements; and (b) all pertinent rules and regulations of the FDA, as the same may be amended from time to time.

7.9           Product Safety. Each party will be solely responsible for implementing and maintaining its own environmental, health and safety procedures for the handling, storage and use of the Products and any other materials or hazardous waste which may be used or may arise in connection with the use of the Products. The parties will cooperate reasonably and in good faith to ensure employee and public safety.

Article 8
 Regulatory Matters

8.1           Notice of Regulatory Agency Action. Each party shall, as promptly as practicable (but in any event within ten (10) days) inform the other party of any formal or informal inquiry, notice, warning or other communication from any regulatory authority relating to any Products or the Melanoma LDT.

8.2           Site Inspections. Upon at least five (5) days prior notice, Abbott shall, from time to time during the term of this Agreement, but no more frequently than once per Calendar Year, allow representatives of NeoGenomics to tour and inspect all facilities utilized by Abbott in manufacturing, testing, packaging and shipment of Products sold to NeoGenomics under this Agreement for the purposes of verifying compliance with quality control regulations. During such visits, Abbott shall provide reasonable access to its manufacturing quality control documentation and shall cooperate with such representatives in every reasonable manner. NeoGenomics shall also have the right at any time, upon reasonable prior written notice to Abbott (as dictated by applicable regulatory authorities’ requirements), to conduct any audits that are specifically mandated by any regulatory authority or that are reasonably required to permit NeoGenomics to respond to specific questions from any regulatory authority.

8.3           Regulatory Agency Compliance. Each party shall comply with any applicable laws and regulations that require such party to: (a) allow representatives of the FDA or any other regulatory authority with jurisdiction over the manufacture or marketing the Products or the Melanoma LDT, as applicable, to tour and inspect all facilities utilized by Abbott in the manufacture, testing, packaging, storage and shipment of Products sold under this Agreement or by NeoGenomics in the design, development, validation or performance of the Melanoma LDT; or (b) respond to requests for information from the FDA or any other regulatory authority having jurisdiction over the manufacture or marketing of the Products or the Melanoma LDT. Each party shall notify the other party as promptly as practicable (but in any event within ten (10) days) whenever such party receives notice of a pending inspection by any United States regulatory agency of any facility that is used in the manufacturing, packaging, storage or shipment of Products, or the design, development, validation and performance of the Melanoma LDT, as applicable.

Article 9
Melanoma LDT, Abbott IVD,
Other Tests, Third Party Proposals

9.1           Development of Melanoma LDT. If NeoGenomics elects to develop the Melanoma LDT as contemplated, it shall be solely responsible for designing, developing and validating the Melanoma LDT in accordance with all applicable laws, including without limitation the Act, the Clinical Laboratory Improvement Amendments (“CLIA”) and any rules, regulations or guidance promulgated thereunder, and it shall use commercially reasonable efforts to do so as quickly as possible. Without limiting the foregoing, NeoGenomics will also be solely responsible for determining which ASRs to include in the Melanoma LDT. Abbott will not participate or be involved in any way with the design, development or validation of the Melanoma LDT, or with determining which ASRs to include in the Melanoma LDT. Solely as may be requested and directed by NeoGenomics, and as permitted by applicable law, rules and regulations, Abbott may agree to optimize or customize existing ASRs, or to develop new ASRs, for NeoGenomics’ use in connection with the Melanoma LDT; provided, however, that Abbott may do so only in accordance with NeoGenomics’ independently developed technical requests or instructions. Such customized, optimized or new ASRs would then constitute Evaluation Products, Products, and/or Exclusive Products for purposes of this Agreement.

9.2           Failure to Develop. If NeoGenomics does not develop and launch the Melanoma LDT within six (6) months after the date on which Abbott first supplies Products (as identified on Exhibit A and excluding Evaluation Products) to NeoGenomics under this Agreement, and if such failure or delay is due to causes beyond NeoGenomics’ reasonable control or to new or changed circumstances not anticipated by the parties, then Abbott will consult with NeoGenomics regarding the reasons for such failure or delay and will consider in good faith a reasonable extension of time for NeoGenomics to complete development and launch of the Melanoma LDT; provided, however, that Abbott will have no obligation to grant such an extension of time. If, after fifteen (15) days of such consultation and good faith consideration, Abbott does not agree to an extension of time, then it may, in its sole discretion, upon written notice to NeoGenomics, either: (a) convert this Agreement to a non-exclusive agreement pursuant to Section 3.4(c); or (b) terminate this Agreement. Notwithstanding the foregoing, in the event that NeoGenomics, due to factors beyond its reasonable control, encounters delays in receiving patient samples with the appropriate patient consents beyond sixty (60) days from the Effective Date, then the six (6) month deadline in the first sentence of this Section 9.2 shall be extended day for day for up to an additional sixty (60) days.

9.3           Marketing of Melanoma LDT. NeoGenomics will be solely responsible for marketing, promoting, offering, selling, performing and billing customers and/or Third Party payors for the Melanoma LDT in accordance with applicable law, rules and regulations. Abbott and its Affiliates will not participate in any way, directly or indirectly, in the foregoing activities and will not engage in any co-promotion or other similar activities intended to promote or otherwise create demand for the Melanoma LDT.

9.4           Abbott IVD.

(a)           Right to Continue Developing Abbott IVD. Nothing in this Agreement will prevent or restrict Abbott from continuing to develop and seeking FDA approval or clearance for the Abbott IVD, which may include ASRs that are similar or identical to the Products, including the Exclusive Products. To the extent permitted by, and subject to, all applicable laws and regulations, including those relating to data privacy, if requested by Abbott, NeoGenomics will provide Abbott with data generated in clinical studies conducted in connection with the Melanoma LDT for the purpose of supporting Abbott’s regulatory submissions for the Abbott IVD; provided, that NeoGenomics shall have no obligation to provide such data if Abbott has terminated this Agreement for any reason.

(b)           Co-Exclusive Rights. If Abbott is successful in developing and obtaining FDA approval or clearance for the Abbott IVD, Abbott will offer to NeoGenomics the co-exclusive right to purchase the Abbott IVD and offer it as a service to its customers through its laboratories (the “IVD Opportunity”). Such right will be co-exclusive with Abbott, and Abbott would agree not to sell the Abbott IVD, or sell or license the technology underlying the Abbott IVD, to Third Party laboratories (other than academic collaborators for research purposes) during the term of the IVD Agreement (as defined below), so long as NeoGenomics maintains co-exclusivity in accordance with subparagraph (d) below.

(c)           IVD Agreement. Abbott and NeoGenomics both acknowledge and agree that if Abbott is successful in developing and obtaining FDA approval or clearance for the Abbott IVD and if NeoGenomics elects to purchase and offer the Abbott IVD, the parties will use their commercially reasonable best efforts and will negotiate in good faith to enter into a separate written agreement (the “IVD Agreement”) setting forth pricing and other terms and conditions substantially similar to the terms and conditions in this Agreement, modified as appropriate to reflect the different types of products, provided, that the effective price of the Abbott IVD will not materially change from the aggregate Purchase Price paid under this Agreement by NeoGenomics for the Products used in its Melanoma LDT (calculated on a per test basis). Notwithstanding the foregoing:

(i)
if Abbott utilizes ASRs in the Abbott IVD which are different than the Products utilized in the Melanoma LDT and the ASRs used in the Abbott IVD are subject to licensing and/or royalty payments for the intellectual property underlying such ASRs that are higher in the aggregate than the licensing and/or royalty payments incurred for the Products used in the Melanoma LDT, then, after conferring with NeoGenomics and outlining the differences in royalties and licensing fees underlying the ASRs, Abbott shall have the right to pass through solely the effects of such incremental royalty/licensing costs to NeoGenomics in the effective pricing for the Abbott IVD; and/or

(ii)
if the Abbott IVD includes a greater number of ASRs (i.e., probes) than NeoGenomics uses in its Melanoma LDT, the price for the Abbott IVD will be increased proportionately (but taking into account manufacturing costs for such additional ASR(s) used in the Abbott IVD to the extent such manufacturing costs are greater than the manufacturing costs for the Products used in the Melanoma LDT) to reflect such greater number of ASRs.

In addition, in connection with entering into the IVD Agreement, Abbott and NeoGenomics will use their commercially reasonable best efforts and negotiate in good faith to agree upon new annual forecasts pursuant to the IVD Agreement to reflect the anticipated impact to NeoGenomics of the Abbott IVD which new annual forecasts will not be materially higher than the Annual Forecasts for the Melanoma LDT. At least ninety (90) days prior to Abbott’s anticipated submission of a Pre-Market Approval application (PMA) for the Abbott IVD, Abbott will provide NeoGenomics with written notice offering it the IVD Opportunity. If NeoGenomics elects to commence negotiations relating to the IVD Opportunity, it will so notify Abbott in writing within ten (10) days after its receipt of such notice. If NeoGenomics does not elect to purchase and offer the Abbott IVD within ten (10) days after its receipt of such notice, or if the parties are unable to reach agreement as to the terms of the IVD Agreement within sixty (60) days of good faith negotiations consistent with this paragraph (c) after NeoGenomics elects to enter into negotiations with respect to the IVD Opportunity, the matter will be escalated to the President of NeoGenomics (currently Robert Gasparini) and the President of Abbott (currently Stafford O’Kelly) for resolution.

(d)           Maintenance of Co-Exclusivity; Termination. Without limiting the foregoing, the parties agree that the IVD Agreement will contain provisions substantially similar to those set forth in Section 3.4 of this Agreement requiring annual forecasts and annual reviews thereof with respect to NeoGenomics’ sales of the Abbott IVD, and its maintenance of its co-exclusive rights. The parties agree that the IVD Agreement will permit Abbott, in its sole discretion to: (i) in a manner consistent with Section 3.4(c) of this Agreement, convert the IVD Agreement to a non-exclusive agreement if NeoGenomics’ actual sales of the Abbott IVD in a given Calendar Year are less than seventy-five percent (75%) of the agreed upon annual sales forecast for such Calendar Year; and (ii) in a manner consistent with Section 3.4(d) of this Agreement, limit purchases of the Abbott IVD to pre-existing customers if NeoGenomics’ actual sales of the Abbott IVD in a given Calendar Year are less than thirty-five percent (35%) of the agreed upon annual sales forecast for such Calendar Year.

9.5           Other Tests. Abbott hereby grants to NeoGenomics a first right to develop two (2) additional LDTs using Abbott ASRs, other Abbott products and/or Abbott Intellectual Property relating to the disease states identified in Exhibit G (each, an “Additional Test”). NeoGenomics will notify Abbott in writing within ninety (90) days after the Effective Date if it elects to commence negotiations relating to the first Additional Test described in Exhibit G (the “Initial Decision Period”). Abbott will notify NeoGenomics in writing when Abbott believes that its products or intellectual property relating to other potential Additional Tests are ready to be commercialized, which notice will describe the applicable products and/or intellectual property in reasonable detail; provided, that Abbott will not deliver such notice to NeoGenomics prior to the earlier of June 30, 2010, or the date which is thirty (30) days after the parties have executed a Subsequent Development Agreement (as defined below) regarding the first Additional Test described in Exhibit G. If NeoGenomics elects to commence negotiations relating to an Additional Test other than the first Additional Test described in Exhibit G, it will so notify Abbott in writing within thirty (30) days after its receipt of notice from Abbott relating to such Additional Test (the “Additional Decision Period” and together with the Initial Decision Period, each a “Decision Period”). Subject to the terms hereof, until the expiration of both the applicable Decision Period and Negotiation Period with respect to an Additional Test, Abbott shall not pursue negotiations with, nor negotiate with or furnish information regarding such Additional Test to any Third Party (except academic collaborators for research purposes). Each date on which NeoGenomics provides written notice of its desire to commence negotiations regarding an Additional Test is referred to herein as a “Commencement Date.” For a period of ninety (90) days following a Commencement Date (an “Initial Negotiation Period”), the parties will negotiate exclusively and in good faith to enter into a definitive agreement (a “Subsequent Development Agreement”) providing for the development and commercialization of the applicable Additional Test; provided, however, that neither party will be obligated to enter into such a Subsequent Development Agreement except on mutually acceptable terms and conditions. The parties intend and agree that each Subsequent Development Agreement shall be negotiated in good faith based upon the same guiding principles and economic models that were the basis for this Agreement, and each Subsequent Development Agreement will, to the extent applicable in light of the different products and intellectual property at issue, contain terms and conditions that are similar to the terms and conditions in this Agreement. If, for any reason, the parties do not execute a Subsequent Development Agreement for a particular Additional Test, the parties rights and obligations under this Section 9.5 shall continue with respect to the other Additional Tests. If the parties execute Subsequent Development Agreements relating to any two (2) of the Additional Tests, the parties’ respective rights and obligations under this Section 9.5 shall terminate with respect to the other Additional Tests. If NeoGenomics does not notify Abbott of its election to commence negotiations for an Additional Test within the above thirty (30) day or ninety (90)  day period, as applicable, Abbott will be free to enter into one or more agreements with one or more Third Parties regarding the development and commercialization of such Additional Test. If the parties do not execute a Subsequent Development Agreement within ninety (90) days after the Commencement Date for an Additional Test, the matter will be escalated to the President of NeoGenomics (currently Robert Gasparini) and the President of Abbott (currently Stafford O’Kelly) for resolution, and such individuals shall have an additional fifteen (15) days (the “Escalated Negotiation Period”) in which to negotiate in good faith the terms of such Subsequent Development Agreement. If such individuals are unable to agree upon the terms of such Subsequent Development Agreement within such additional fifteen (15) day period, Abbott will be free to enter into one or more agreements with one or more Third Parties regarding the development and commercialization of the applicable Additional Test, and NeoGenomics will have no further rights with respect thereto.

9.6           Third Party Proposal. If at any time during the term of this Agreement, there is a Third Party Proposal, then NeoGenomics will notify Abbott in writing of such Third Party Proposal thirty (30) days prior to acceptance of such Third Party Proposal, such notice to include a reasonably detailed description of such Third Party Proposal including the identity of the Third Party involved to the extent not precluded by a confidentiality agreement with such Third Party and a description of the relevant terms of such Third Party Proposal including the name of the Third Party if such Third Party is one of the parties listed on Exhibit I. As used herein, “Third Party Proposal” means: any written offer with respect to any: (i) merger, consolidation, other business combination or similar transaction involving NeoGenomics or any of its subsidiaries; (ii) sale, lease, license or other disposition, directly or indirectly, whether by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of NeoGenomics (including equity interests of any of its subsidiaries) or any subsidiary of NeoGenomics representing fifty percent (50%) or more of the consolidated assets, revenues or net income of NeoGenomics and its subsidiaries; (iii) sale, lease, license or other disposition, directly or indirectly, of all or substantially all of NeoGenomics’ assets that are used in designing, developing, validating, marketing, selling, performing or billing for the Melanoma LDT; (iv) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing fifty percent (50%) or more of the voting power of NeoGenomics; (v) transaction or series of transactions in which any Third Party would acquire beneficial ownership or the right to acquire beneficial ownership, or any group (each as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) has been formed which beneficially owns or has the right to acquire beneficial ownership, of equity interests representing fifty percent (50%) or more of the voting power of NeoGenomics; or (vi) any combination of the foregoing.

Article 10
 Representations And Warranties

10.1         Abbott Representations and Warranties. Abbott represents and warrants to NeoGenomics that:

(a)           it has the full power and right to enter into this Agreement and it is not currently a party to any other agreements that are inconsistent with the provisions of this Agreement;

(b)           the Products will be manufactured in accordance with the Specifications, Quality Systems and GMP Requirements, as required by the Act, all pertinent rules and regulations of the FDA, and all other applicable national, state and local laws, regulations, and guidelines;

(c)           the Products will not be adulterated or misbranded within the meaning of the Act;

(d)           Abbott owns or has the exclusive right to grant licenses and sublicenses to the patents and patent applications listed in Exhibit H; and

(e)           Abbott has not granted any licenses or sublicenses to any Third Party under the patents and patent applications listed in Part 2 of Exhibit H.

10.2         NeoGenomics Representations and Warranties. NeoGenomics represents and warrants to Abbott that:

(a)           it has the full power and right to enter into this Agreement and it is not currently a party to any other agreements that are inconsistent with the provisions of this Agreement; and

(b)           the Melanoma LDT will be designed, developed, validated, marketed, sold, performed and billed by NeoGenomics in strict compliance with all applicable laws and regulations.

10.3         Disclaimers.

(a)           Abbott makes no representation or warranty of any kind relating to the Melanoma LDT or any analytical or clinical performance claims concerning the Products (including the Evaluation Products), including without limitation any claim that the Products (including the Evaluation Products) are appropriate or suitable for use in the Melanoma LDT.

(b)            Except as expressly set forth in this Agreement, Abbott makes no representations or warranties of any kind, either express or implied, including, but not limited to, implied warranties of merchantability, fitness for a particular purpose or non-infringement.

Article 11
 Intellectual Property

11.1         Abbott Intellectual Property. Abbott (or its Affiliate) will be and remain the sole and exclusive owner of all right, title and interest in and to any and all Intellectual Property that is owned or developed by Abbott or its Affiliates.

11.2         NeoGenomics Intellectual Property. NeoGenomics (or its Affiliate) will be and remain the sole and exclusive owner of all right, title and interest in and to any and all Intellectual Property that is: (a) owned or developed by NeoGenomics or its Affiliates prior to the Effective Date; or (b) developed by NeoGenomics (or its Affiliate) on or after the Effective Date and does not arise or result from use or incorporation of the Products in any way.

11.3         Joint Intellectual Property. Any Intellectual Property developed by NeoGenomics after the Effective Date that arises or results from, or that uses or incorporates the Products in any way (including the Melanoma LDT) shall be jointly owned by NeoGenomics and Abbott. Neither party shall license such jointly owned Intellectual Property without the prior written consent of the other party, which shall not be unreasonably withheld.

11.4         No New License Grants. After the Effective Date, Abbott will not grant to any Third Party any license or sublicense under the patents and patent applications listed in Part 2 of Exhibit H for practice in the Territory in the field of melanoma diagnosis.

Article 12
Confidential Information

12.1         Confidential Information. It is contemplated that in the course of the performance of this Agreement each party may, from time to time, disclose certain trade secrets and other non-public, proprietary and/or confidential information to the other (“Confidential Information”). Each party (the “Receiving Party”) agrees that it will not disclose Confidential Information received from the other party (the “Disclosing Party”) and that it will not use Confidential Information disclosed to it by the Disclosing Party for any purpose other than to fulfill its obligations under this Agreement. Confidential Information includes, without limitation: (a) information constituting trade secrets of either party; (b) information relating to existing or contemplated products, services, technology, designs, processes, formulae and research and development (in whatever stage) of either party; (c) information relating to technology, patent rights or products of either party; (d) information relating to business plans, methods of doing business, sales or marketing methods, customer lists, customer usages or requirements of either party; and (e) any other information disclosed hereunder that is either identified as confidential or, from the nature of the information or the circumstances surrounding its disclosure, should reasonably be considered to be confidential.

12.2         Exclusions. Confidential Information does not include information that:

(a)           was already known to the Receiving Party, other than under an obligation of confidentiality to the Disclosing Party, at the time of disclosure by the other party;

(b)           is or becomes generally available to the public or otherwise part of the public domain other than through the Receiving Party’s breach of this Agreement;

(c)           was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party who, to the Receiving Party’s knowledge, had no obligation to the Disclosing Party not to disclose such information;

(d)           was developed by the Receiving Party independently and without reference to Confidential Information received from the Disclosing Party as evidenced by the Receiving Party’s own written records;

(e)           was disclosed to the Receiving Party pursuant to the last sentence of Section 9.4(a), solely to the extent used for the purposes described therein; or

(f)           was disclosed to the Receiving Party for purposes of prosecuting Intellectual Property rights arising under Section 11.3, solely to the extent used for the purposes described therein.

12.3         Term of Confidentiality; Safeguarding. Except as otherwise agreed in writing, during the term of this Agreement and for a period of five (5) years following the expiration or termination of this Agreement for any reason, the Receiving Party shall take at least the same measures to protect the confidentiality of the Disclosing Party’s Confidential Information as it takes to protect its own proprietary and confidential information of like kind and sensitivity, but in no event shall the Receiving Party use less than reasonable care.

12.4         Disclosure Required by Law. In the event that a Receiving Party is required by applicable law, rule or regulation or by judicial or administrative process to disclose the Disclosing Party’s Confidential Information, the Receiving Party will notify the Disclosing Party as promptly as practicable and allow the Disclosing Party to oppose such process and/or seek protective order to limit exposure to and dissemination of said Confidential Information. The Receiving Party will cooperate with the Disclosing Party (at the Disclosing Party’s expenses) in opposing such process or seeking a protective order. If the Disclosing Party is unsuccessful, the Receiving Party may disclose the requested Confidential Information to the minimum extent required by law.

12.5         Publicity. Neither party shall use the name or trademarks of the other party in any publicity, advertising or in any written, verbal or any other form of public disclosure without the express written consent of the other party. Notwithstanding the foregoing, Abbott agrees that it will work in good faith with NeoGenomics to develop a standard set of talking points about the nature of this Agreement that NeoGenomics can use to answer investor questions related to its relationship with Abbott and that once such talking points have been approved, NeoGenomics will not be required to seek the written consent of Abbott to utilize such talking points with investors. Abbott further agrees that it will work with NeoGenomics to develop a mutually acceptable written description of this Agreement and the relationship with Abbott contemplated by this Agreement which can be utilized in NeoGenomics’ parent company’s periodic filings with the SEC, and that once such written description has been approved by Abbott, NeoGenomics will not need to obtain further approvals from Abbott to utilize such written description in NeoGenomics’ parent company’s filings with the SEC, unless there are material changes to such description.

12.6         Existence of the Agreement. The existence of and the relationship created under this Agreement is confidential and shall be treated as Confidential Information pursuant to the terms of this Agreement.

12.7         Required Securities Disclosure. Notwithstanding anything to the contrary in this Agreement, if NeoGenomics is required to file a copy of this Agreement with the Securities and Exchange Commission, it shall provide Abbott with as much notice as possible and allow Abbott a reasonable opportunity to review and comment on any redacted version of this Agreement before it is filed by NeoGenomics, provided that NeoGenomics will bear the sole responsibility of ensuring its own compliance with applicable securities laws.

Article 13
 Indemnification And Liability

13.1         Indemnification by Abbott. Abbott will indemnify, defend and hold harmless NeoGenomics and its Affiliates, employees, officers, directors and agents (collectively, the “NeoGenomics Indemnitees”) from and against any suit, proceeding, claim, liability, loss, damage, fines, penalties, costs or expense, including reasonable attorneys’ fees (collectively, “Losses”) that any of the NeoGenomics Indemnitees may hereinafter incur, suffer, or be required to pay arising out of or resulting from: (a) any breach by Abbott of the terms of this Agreement; or (b) Abbott’s negligence or willful misconduct. The foregoing indemnity shall not apply to the extent that any Losses arise or result from the negligence or willful misconduct of the NeoGenomics Indemnitees.

13.2         Indemnification by NeoGenomics. NeoGenomics will indemnify, defend and hold harmless Abbott and its Affiliates, employees, officers, directors and agents (collectively, the “Abbott Indemnitees”) from and against any Losses that any of the Abbott Indemnitees may hereinafter incur, suffer, or be required to pay arising out of or resulting from: (a) the design, development, validation, marketing, sale, performance or billing of the Melanoma LDT; (b) any breach by NeoGenomics of the terms of this Agreement; or (c) NeoGenomics’ negligence or willful misconduct. The foregoing indemnity shall not apply to the extent that any Losses arise or result from the negligence or willful misconduct of the Abbott Indemnitees.

13.3         Cooperation and Notice Requirements. With respect to any claim for which a party seeks indemnification from the other hereunder, the party seeking indemnification will: (a) provide prompt notice to the other of the claim for which indemnification is sought and tender to it the defense of such claim; and (b) provide reasonable cooperation and assistance to the indemnifying party in the defense of such claim. Neither party will be bound by any settlement agreement entered into without such party’s prior written consent, which shall not be unreasonably withheld.

13.4         Termination of Indemnification Obligations. All obligations for indemnification on the part of parties hereto shall expire three (3) years from the date of termination of this Agreement, except with respect to claims already notified to the other party prior to the end of such three (3) year period.

13.5         Insurance.

(a)           NeoGenomics will obtain and maintain during the term of the Agreement and for a period of two (2) years after expiration or termination of this Agreement product liability and general comprehensive liability insurance covering bodily injury and property damage in an amount of not less than $1.0 million per occurrence and $5.0 million in the aggregate.

(b)           Abbott represents that it is self-insured for product liability and general liability, and that it has and will maintain such coverage for the term of this Agreement and for a period of two (2) years after the expiration or termination of this Agreement. Such self-insurance is in an amount which is reasonable and customary in the global pharmaceutical and medical products industry for companies of comparable size and activities.

13.6         Limitation of Liability. In no event shall either party be liable to the other party for any indirect, incidental, punitive, special, exemplary or consequential damages, whether based upon a claim or action of contract, warranty, negligence, strict liability or other tort, a product claim, or otherwise that arises out of or is related to this Agreement. In addition, except for liability arising from any intentional breach of this Agreement, fraud, gross negligence or willful misconduct on the part of Abbott, Abbott’s maximum liability to NeoGenomics under this Agreement will not exceed FifteenMillion Dollars ($15,000,000). The forgoing limitations will not apply: (a) to breaches of the parties’ confidentiality obligations under Article 12; or (b) where such indirect, incidental, punitive, special, exemplary or consequential damages are payable to a Third Party and subject to indemnification pursuant to this Article 13. The allocations of liability in this paragraph represent the agreed and bargained-for understanding of the parties and the Purchase Price for the Products reflects such allocations.

Article 14
 Term And Termination

14.1         Term. This Agreement shall become effective on the Effective Date, and unless sooner terminated in accordance with the terms herein, this Agreement shall remain in effect until December 31, 2019 (the “Initial Term”). Thereafter this Agreement shall automatically renew and continue in effect for successive renewal terms of two (2) years each (each a “Renewal Term”) unless twelve (12) months prior to the termination of the Initial Term of the Agreement or any Renewal Term thereof, either party provides written notice to the other party that it will not renew the Agreement at the end of said Initial Term or Renewal Term. Notwithstanding the foregoing, Abbott agrees that if NeoGenomics has continued to meet the threshold for exclusivity defined in Section 3.4(b) for the Calendar Year immediately preceding the year in which the Initial Term or any Renewal Term comes due, Abbott will renew this Agreement at the end of the Initial Term or such Renewal Term, as the case may be, pursuant to this Section 14.1; provided, however, nothing in the section shall obligate Abbott beyond two (2) renewal terms of two (2) years each.

14.2         Breach. In the event that either party commits a material breach or default of any of its obligations hereunder (excluding NeoGenomics’ failure to meet the Annual Forecast), the other party may give the breaching party written notice of such material breach or default, and shall request that such material breach or default be cured as soon as reasonably practicable. In the event that the breach or default is not cured within ninety (90) days after the date of the non-breaching party’s notice thereof, the non-breaching party may terminate this Agreement immediately upon written notice to the breaching party.

14.3           Insolvency. Either party may terminate this Agreement on the liquidation, bankruptcy or insolvency of the other party or the appointment of a receiver or trustee for the property of the other party, or if the other party makes an assignment for the benefit of creditors, whether any of the aforesaid events are the outcome of a voluntary act or otherwise. In the event that a party files for bankruptcy and such party’s trustee rejects this Agreement, the other party may elect to retain its rights under this Agreement upon appropriate written notification to said trustee.

14.4         Change of Control.

(a)           Abbott may terminate this Agreement upon ninety (90) days written notice to NeoGenomics following a Change of Control involving NeoGenomics (or its permitted successors or assigns) and any of the companies set forth in Exhibit I, or their successors or assigns. Abbott’s right to terminate this Agreement pursuant to this Section 14.4 will continue until the earlier of (i) five (5) years following a Change of Control involving NeoGenomics (or its permitted successors or assigns) and any of the companies set forth in Exhibit I, or their successors or assigns and (ii) the date that is ninety (90) days after the Abbott IVD is first available for commercial sale in the United States.

(b)           If Abbott terminates this Agreement pursuant to this Section 14.4, as NeoGenomics’ sole and exclusive remedy for such termination, Abbott will pay to NeoGenomics (or its successor) a termination payment equal to the greater of: (i) all of the reasonable direct costs actually incurred by NeoGenomics (and subject to verification and audit by Abbott or its independent accounting firm) in designing, developing, validating, marketing, and performing the Melanoma LDT through the date of termination, not to exceed Seven Million Five Hundred Thousand Dollars ($7,500,000); or (ii) the sum of:

(A)
two and three tenths (2.3) multiplied by the Unaudited Revenue realized by NeoGenomics for the twelve (12) month period immediately preceding the effective date of the Change of Control (the “Change of Control Base Revenue Amount”); plus

(B)
one and five tenths (1.5) multiplied by an amount equal to: (1) the Unaudited Revenue realized by NeoGenomics and/or NeoGenomics’ successor or acquirer, as the case may be, for the twelve (12) month period immediately preceding the date on which Abbott elects to terminate this Agreement pursuant to this Section 14.4 (the “Termination Date Revenue Amount”), less (2) the Change of Control Base Revenue Amount.

(c)           Notwithstanding the foregoing, if the Termination Date Revenue Amount is less than the Change of Control Base Revenue Amount, then the termination payment payable by Abbott pursuant to this Section 14.4 shall be an amount equal to two and three tenths (2.3) multiplied by the Termination Date Revenue Amount.

(d)           If Abbott terminates this Agreement and pays the foregoing termination payment, within thirty (30) days thereafter, NeoGenomics will transfer to Abbott all of the dedicated equipment (i.e., greater than fifty percent (50%) usage), supplies, customer lists, sales aids, marketing materials and other relevant sales, marketing and promotional materials related to the Melanoma LDT, and Abbott will have the right (but not the obligation) to hire any of NeoGenomics’ salespeople who are dedicated (on a full time equivalent basis) to promoting and selling the Melanoma LDT. If a Change of Control does not involve any of the companies set forth in Exhibit I, then this Agreement will continue in full force and effect and be binding upon Abbott and NeoGenomics (or its successor in interest following the Change of Control) in accordance with its terms. If a Change of Control involves any of the companies set forth in Exhibit I, but Abbott elects not to terminate this Agreement pursuant to this Section 14.4, then this Agreement will continue in full force and effect and be binding upon Abbott and NeoGenomics (or its successor in interest following the Change of Control) in accordance with its terms; provided, however, that in such event, NeoGenomics (or its successor) will no longer have the rights, and Abbott will no longer have the obligations, set forth in Section 9.5, except to the extent that NeoGenomics exercised such rights and Abbott’s obligations accrued under such sections prior to termination pursuant to this Section 14.4.

14.5         Change in Law. If, in the reasonable opinion of Abbott’s legal counsel (taking into account all of Abbott’s and its Affiliates’ various businesses and the legal and regulatory risks facing such businesses), there is a change in applicable law (whether by statute, regulation, judicial or administrative decision, informal policy guidance, warning letters or otherwise) that prohibits the manufacture, marketing, promotion or sale of the Products or the design, development, validation, marketing, performance or sale of the Melanoma LDT or LDTs in general and NeoGenomics has received an opinion of Abbott’s counsel that the manufacture, marketing, promotion or sale of the Products or the design, development, validation, marketing, performance or sale of the Melanoma LDT or LDTs are prohibited, then Abbott and NeoGenomics will negotiate in good faith to amend this Agreement to reflect the anticipated impact of such events; provided, however, that if the parties are unable to reach agreement regarding such an amendment within ninety (90) days of good faith negotiations, Abbott will have the right to terminate this Agreement upon written notice to NeoGenomics.

14.6         Force Majeure. Either party may terminate this Agreement upon written notice to the other party if the other party’s performance of its obligations hereunder is prevented for more than one hundred eighty (180) days due to a force majeure condition, as further described in Section 15.1.

14.7         IVD Agreement. This Agreement will terminate automatically on the date that the IVD Agreement is executed between the parties.

14.8         Other Provisions. In addition to the termination provisions set forth in this Article 14, this Agreement may be terminated in accordance with any other provision hereof that expressly gives either party a right to terminate.

14.9         Post Termination. Following the expiration or termination of this Agreement according to its terms (unless terminated automatically pursuant to Section 14.7 or by Abbott pursuant to Section 14.2, 14.3 or 14.4), Abbott and NeoGenomics agree to use commercially reasonable efforts to ensure that NeoGenomics can continue to meet its customers’ requirements for the Melanoma LDT.

14.10       Survival. Termination of this Agreement shall not relieve either party of any obligations accrued prior to termination. Articles 1, 10, 11, 12, 13, 14 and 15, and Sections 3.5, 7.6 (subject to the time periods contained therein), 7.7, 8.1, 8.3 and 9.3 shall survive termination or expiration of this Agreement for any reason.

Article 15
Miscellaneous

15.1         Force Majeure. Neither party shall be liable to the other party for damages or losses on account of failure of performance (other than a failure to make payments when due) if such failure is occasioned by government action, war, terrorism, fire, explosion, flood, epidemic, strike, lockout, embargo, shortage of materials or utilities, vendor failure to supply, act of God or any other cause beyond the affected party’s reasonable control, provided that the affected party uses commercially reasonable efforts to avoid the force majeure condition and to remedy the condition as quickly as possible. The affected party will give the other party prompt written notice of the occurrence of any force majeure condition, the nature thereof, and the extent to which the affected party will be unable to perform its obligations under this Agreement. Such excuse will continue as long as the force majeure condition continues. Upon cessation of such condition, the affected party will promptly resume performance under this Agreement.

15.2         Assignment. This Agreement shall inure to the benefit of and be binding upon and enforceable by the parties and their successors and permitted assigns. However, neither party may assign or delegate any of its rights or obligations under this Agreement without the prior written consent of the other party, which will not be unreasonably withheld. Notwithstanding the foregoing, without the other party’s consent: (a) either party may assign or delegate its rights or obligations, in whole or in part, to one or more Affiliates of such party, provided that such assignment will not relieve the assigning party of any obligations under this Agreement; and (b) either party may assign or delegate its rights or obligations, in whole but not in part, under this Agreement to a Third Party in connection with a Change of Control, subject to Section 14.4.

15.3         Waiver. Any waiver by either party of a breach or a default of any provision of this Agreement by the other party must be in writing and will not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of either party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any right, power or privilege by such party.

15.4         Severability. If any part of this Agreement is declared invalid or unenforceable by any court of competent jurisdiction, such declaration shall not affect the remainder of the Agreement and the invalidated provision shall be revised in a manner that will render such provision valid while preserving the parties’ original intent to the maximum extent possible.

15.5         Independent Contractors. The parties are independent contractors and nothing in this Agreement is intended to, or shall be construed to, constitute a partnership, joint venture or agency relationship between the parties. Neither party shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other party. All persons employed by a party shall be employees of such party and not of the other party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such party.

15.6         Entire Agreement. This Agreement, together with any exhibits hereto, constitutes the entire agreement between the parties relating to the subject matter hereof and all previous agreements or arrangements between the parties, written or oral, relating to the subject matter hereof are superseded.

15.7         Amendment. No amendment, alteration or modification of any of the provisions of this Agreement will be binding unless made in writing and signed by the parties.

15.8         Compliance with Law. In performing this Agreement, each party shall comply with all applicable laws, rules and regulations and shall not be required to perform or omit to perform any act required or permitted under this Agreement if such performance or omission would violate the provisions of any such law, rule or regulation.

15.9         Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

15.10       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to its conflicts of laws principles.

15.11       Alternative Dispute Resolution. The parties agree that any dispute that arises in connection with this Agreement shall be settled by binding Alternative Dispute Resolution in the manner described in Exhibit J.

15.12       Notices. All notices required or permitted under this Agreement must be in writing and sent to the address or facsimile number identified below. Notices must be given: (a) by personal delivery, with receipt acknowledged; (b) by facsimile followed by hard copy delivered by the methods under (c) or (d); (c) by prepaid certified or registered mail, return receipt requested; or (d) by prepaid reputable overnight delivery service. Notices will be effective upon receipt. Either party may change its notice address by providing the other party written notice of such change. Notices shall be delivered as follows:

If to Abbott:	Abbott Molecular Inc.
Attention: Senior Director, Business Development & Licensing
1300 East Touhy Avenue
Des Plaines, Illinois 60018-3315
Fax: (224) 361-7054

with a copy to:	Abbott Laboratories
Attention: DVP, Commercial Legal Operations
100 Abbott Park Road
Dept. 32MP, Bldg. AP6A-2
Abbott Park, Illinois 60064-6049
Fax: (847) 938-1206

If to NeoGenomics:	NeoGenomics Laboratories, Inc.
Attention: Robert Gasparini, President
12707 Commonwealth Drive, Suite 9
Fort Myers, Florida 33913
Fax: (239) 768-0711

copy to:	K&L Gates LLP
Attention: Clayton E. Parker, Esq.
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131-2399
Fax: (305) 358-7095

15.13       Expenses. All costs and expenses incurred with connection with this Agreement and the transactions contemplated hereby shall be paid by the party which shall have incurred the same, and the other party shall no liability thereto.

15.14       Headings. The titles of the Articles and Sections contained in this Agreement are for convenience only and shall not be considered in construing this Agreement.

*     *     *

Signature page follows.

In Witness Whereof, the parties have caused this Agreement to be executed as of the Effective Date.

Abbott Molecular Inc.			NeoGenomics Laboratories, Inc.

By:	/s/ Stafford O’Kelly	By:	/s/Douglas M. VanOort
	Stafford O’Kelly		Douglas VanOort
	President		Chairman and Chief Executive Officer